SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SOMAXON PHARMACEUTICALS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
WITH AN EXERCISE PRICE GREATER THAN $1.00 PER SHARE
(TITLE OF CLASS OF SECURITIES)
834453 10 2
(CUSIP NUMBER OF CLASS OF SECURITIES)
RICHARD W. PASCOE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
420 STEVENS AVENUE, SUITE 210
SOLANA BEACH, CALIFORNIA 92075
(858) 480-0400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPIES TO:
CHESTON A. LARSON, ESQ.
LATHAM & WATKINS LLP
12636 HIGH BLUFF DRIVE, SUITE 400
SAN DIEGO, CALIFORNIA 92130
(858) 523-5400
MATTHEW W. ONAITIS, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL
420 STEVENS AVENUE, SUITE 210
SOLANA BEACH, CALIFORNIA 92075
(858) 480-0400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$627,266	$35.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,989,318 shares of common stock of Somaxon Pharmaceuticals, Inc. having an aggregate value of $627,266 as of May 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable
Filing Party: Not Applicable
Form or Registration No.: Not Applicable
Date Filed: Note Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer (the "Offer”) to exchange certain options to purchase shares of our common stock, par value $0.0001 per share, having an exercise price greater than $1.00 per share, outstanding under the 2004 Equity Incentive Award Plan (the “2004 Plan”) and the 2005 Equity Incentive Award Plan (the “2005 Plan,” and together with the 2004 Plan, the “Equity Plans”) and held by eligible participants for replacement options to purchase a lesser number of shares of our common stock to be granted under the 2005 Plan (the “Option Exchange”), upon the terms and subject to the conditions set forth in (a) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio, dated as of May 11, 2009 attached hereto as Exhibit (a)(1)(A) (the “Offer Information Document”), (b) the communication to eligible participants dated as of May 11, 2009 and attached hereto as Exhibit (a)(1)(B), (c) the form of communications to certain eligible participants confirming receipt of election forms and reminding eligible participants of the Option Exchange and attached hereto as Exhibits (a)(1)(C) and (D), and (d) the election form attached hereto as Exhibit (a)(1)(E). These documents, as may be amended or supplemented from time to time, collectively constitute the “Exchange Offer Materials.” Persons who are eligible to participate in this Offer include all members of our board of directors and all persons who were employed by us on March 1, 2009. To be an eligible participant, such persons must still be employed by us or providing services to us as a consultant or director as of the commencement of the option exchange and remain employed by us or providing services as a consultant or director through the completion of the Option Exchange. An eligible participant will receive two replacement stock options for every three eligible stock options surrendered pursuant to the Offer. Each option holder that elects to exchange options pursuant to the Option Exchange must submit an election form.
     This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.
     The information in the Exchange Offer Materials, including all schedules and annexes thereto, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(E) attached hereto, are incorporated by reference in answer to Item 1 through Item 11 in this Schedule TO.
     Unless the context requires otherwise, references in this Schedule TO to “Somaxon,” the "Company,” “we,” “us,” “our,” and “ours” mean Somaxon Pharmaceuticals, Inc.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer Information Document, dated as of May 11, 2009.

(a)(1)(B)	Announcement of Somaxon Option Exchange Program, dated as of May 11, 2009.

(a)(1)(C)	Form of Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(D)	Form of Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(1)(E)	Election Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	2005 Equity Incentive Award Plan (filed as Appendix A to Somaxon’s Definitive Proxy Statement (SEC File No. 000-51665), filed April 30, 2009, and incorporated herein by reference).

(d)(2)	Forms of Award Agreements for the 2005 Equity Incentive Award Plan (filed as exhibits to Somaxon’s Registration Statement on Form S-8 (SEC File No. 333-130367), filed December 15, 2005, and incorporated herein by reference).

(d)(3)	2004 Equity Incentive Award Plan (filed as an exhibit to Somaxon’s Registration Statement on Form S-1 (SEC File No. 333-128871), filed October 7, 2005, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009	SOMAXON PHARMACEUTICALS, INC.
	By:	/s/ Richard W. Pascoe
Richard W. Pascoe
President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer Information Document, dated as of May 11, 2009.

(a)(1)(B)	Announcement of Somaxon Option Exchange Program, dated as of May 11, 2009.

(a)(1)(C)	Form of Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(D)	Form of Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(1)(E)	Election Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	2005 Equity Incentive Award Plan (filed as Appendix A to Somaxon’s Definitive Proxy Statement (SEC File No. 000-51665), filed April 30, 2009, and incorporated herein by reference).

(d)(2)	Forms of Award Agreements for the 2005 Equity Incentive Award Plan (filed as exhibits to Somaxon’s Registration Statement on Form S-8 (SEC File No. 333-130367), filed December 15, 2005, and incorporated herein by reference).

(d)(3)	2004 Equity Incentive Award Plan (filed as an exhibit to Somaxon’s Registration Statement on Form S-1 (SEC File No. 333-128871), filed October 7, 2005, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

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